EXHIBIT 99.1
                                                        For Immediate Release


     GSE SYSTEMS FINALIZES SALE OF GSE ERUDITE SOFTWARE BUSINESS TO KEANE

Columbia, Maryland, May 4, 1998 -- GSE Systems, Inc. (Nasdaq National Market:
GSES), a leading global provider of integrated enterprise software and information solutions to the energy, process and manufacturing industries, announced today they have completed the asset sale of its GSE Erudite Software business to Keane Inc. (AMEX:KEA) for approximately $9 million in cash.
In addition to the cash at closing, Keane has issued a promissory note for an additional $1 million to be paid to GSE Systems on the first anniversary of the closing, subject to offset in the case of any claims for indemnification.

With this sale completed, GSE Systems will concentrate on key industry markets currently served by their Power, Process Automation and Oil & Gas business units.

"This transaction is a significant step in our previously announced initiative to refocus our Company back to building a stronger core business of controls and simulation", said Chris Carnavos, President of GSE Systems. "Our improved balance sheet will strengthen our efforts toward meeting these objectives."


GSE Systems, Inc. develops and delivers business and technology solutions by applying process control, data acquisition and simulation software, systems and services to the energy, process and manufacturing industries worldwide. The Company's products are used in the following industries: specialty chemical, food and beverage, petroleum refining, oil and gas, pharmaceutical, fossil and nuclear power generation, metals and water treatment. GSE Systems is headquartered in Columbia, Maryland with other offices in Georgia, Louisiana, Maryland, North Carolina, Pennsylvania, and Texas, and its global locations include offices in Belgium, Japan, Korea, Singapore, Sweden and Taiwan. Information about GSE Systems is available via the Internet's World Wide Web at http://www.gses.com.

Headquartered in Boston, Massachusetts, Keane, Inc. is an $800 million firm that helps companies build and manage high-performance IT organizations.
Keane does this by adhering to rigorous process and management disciplines and performance metrics incorporated in its six core IT solutions. Keane's services include IT consulting, application development, application outsourcing, year 2000 compliance, help desk outsourcing, and enterprise healthcare solutions. These service offerings are delivered through a North American network of more than 40 branch offices. Information about Keane, which was recently named the Wall Street Journal's Best 10-Year Performer, is available via the Internet's World Wide Web at http://www.keane.com.

This news release contains forward-looking statements that involve risks and uncertainties. The actual future results of GSE Systems may differ materially due to a number of factors, including but not limited to delays in introduction of products or enhancements, size and timing of individual orders, rapid technological changes, market acceptance of new products and competition. These and other factors are more fully discussed in the Company's annual report on Form 10-K.